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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.:  *


Name of Issuer: M.D.C. Holdings, Inc.


Title of Class of Securities:  Common Stock


CUSIP Number:  55267610-8



Check the following line if a fee is being paid with this statement   .  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.: 55267610-8

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Capital Corporation
         EIN #84-0765359

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              -0-

    6.   SHARED VOTING POWER
              2,182,200**

    7.   SOLE DISPOSITIVE POWER
              -0-

    8.   SHARED DISPOSITIVE POWER
              2,182,200**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,182,200**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.5%**

12. TYPE OF REPORTING PERSON
         IA, CO

**  See Item 4 of this filing
Page 2 of 10 pages
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CUSIP No.:  55267610-8

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas H. Bailey

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              -0-

    6.   SHARED VOTING POWER
              2,182,200**

    7.   SOLE DISPOSITIVE POWER
              -0-

    8.   SHARED DISPOSITIVE POWER
              2,182,200**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,182,200**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.5%**

12. TYPE OF REPORTING PERSON
         IN
**  See Item 4 of this filing
Page 3 of 10 pages
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CUSIP No.:  55267610-8

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Growth and Income Fund
         EIN #84-1168464

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              -0-

    6.   SHARED VOTING POWER
              1,125,000**

    7.   SOLE DISPOSITIVE POWER
              -0-

    8.   SHARED DISPOSITIVE POWER
              1,125,000**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,125,000**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.4%**

12. TYPE OF REPORTING PERSON
         IV

**  See Item 4 of this filing
Page 4 of 10 pages
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CUSIP No.:  55267610-8

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Venture Fund
         EIN #84-0964425

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              -0-

    6.   SHARED VOTING POWER
              1,057,200**

    7.   SOLE DISPOSITIVE POWER
              -0-

    8.   SHARED DISPOSITIVE POWER
              1,057,200**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,057,200**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.1%**

12. TYPE OF REPORTING PERSON
         IV

**  See Item 4 of this filing
Page 5 of 10 pages
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Item 1.

    (a). Name of Issuer: M.D.C. Holdings, Inc. ("M.D.C. Holdings")

    (b). Address of Issuer's Principal Executive Offices:

         3600 South Yosemite Street, Suite 900
         Denver, CO 80237

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of Persons
              Filing:

         (1)  Janus Capital Corporation ("Janus Capital")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  Colorado

         (2)  Thomas H. Bailey ("Mr. Bailey")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  USA

         (3)  Janus Growth and Income Fund
              100 Fillmore Street
              Denver, Colorado 80206-4923
              Citizenship:  Massachusetts

         (4)  Janus Venture Fund
              100 Fillmore Street
              Denver, Colorado 80206-4923
              Citizenship:  Massachusetts


    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  55267610-8

Item 3.

    Janus Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

    Janus Growth and Income Fund and Janus Venture Fund are Investment Companies registered under Section 8 of the Investment Company Act of 1940.
Page 6 of 10 pages
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Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-
         5) on Schedule 13G is hereby incorporated by reference.

         Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under
         Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of M.D.C. Holdings Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

         Mr. Bailey owns approximately 12.2% of Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. Mr. Bailey does not own of record any shares of M.D.C. Holdings Common Stock and he has not engaged in any transaction in M.D.C. Holdings Common Stock. However, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to M.D.C. Holdings Common Stock held by the Managed Portfolios. All shares reported herein have been acquired by the Managed Portfolios, and Mr. Bailey specifically disclaims beneficial ownership over any shares of M.D.C. Holdings Common Stock that he or Janus Capital may be deemed to beneficially own. Furthermore, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

         Janus Growth and Income Fund and Janus Venture Fund are investment companies registered under the Investment Company Act of 1940 and are two of the Managed Portfolios to which Janus Capital provides investment advice.
Page 7 of 10 pages
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Item 5.  Ownership of Five Percent or Less of a Class

              N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Janus Capital's Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

              The interest of one person, Janus Growth and Income Fund, an investment company registered under the Investment Company Act of 1940, in M.D.C. Holdings Common Stock amounted to 1,125,000 shares or 6.4% of the total outstanding Common Stock aT June 30, 1997.

              The interest of another person, Janus Venture Fund, an investment company registered under the Investment Company Act of 1940, in M.D.C. Holdings Common Stock amounted to 1,057,200 shares or 6.1% of the total outstanding Common Stock at June 30, 1997.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              N/A

Item 8.  Identification and Classification of Members of the Group

              N/A

Item 9.  Notice of Dissolution of Group

              N/A

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Page 8 of 10 pages
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                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUS CAPITAL CORPORATION

By  /s/  Deborah E. Bielicke                       7/9/97
   Deborah E. Bielicke                              Date

   Under Power of Attorney dated 6/30/97
   On File with Schedule 13G for
   CommNet Cellular, Inc. 7/9/97

JANUS GROWTH AND INCOME FUND

By  /s/  Deborah E. Bielicke                       7/9/97
   Deborah E. Bielicke, Assistant Vice President    Date


JANUS VENTURE FUND

By  /s/  Deborah E. Bielicke                       7/9/97
   Deborah E. Bielicke, Assistant Vice President    Date


THOMAS H. BAILEY

By  /s/  Deborah E. Bielicke                      7/9/97
   Deborah E. Bielicke                              Date

   Under Power of Attorney dated 6/30/97
   On File with Schedule 13G for
   CommNet Cellular, Inc. 7/9/97
Page 9 of 10 pages
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EXHIBIT A



JOINT FILING AGREEMENT


  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of M.D.C. Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of July, 1997.


            JANUS CAPITAL CORPORATION

            By  /s/  Deborah E. Bielicke
               Deborah E. Bielicke

               Under Power of Attorney dated 6/30/97
               On File with Schedule 13G for
               CommNet Cellular, Inc. 7/9/97


            JANUS GROWTH AND INCOME FUND

            By  /s/  David C. Tucker
               Deborah E. Bielicke, Assistant Vice President


            JANUS VENTURE FUND

            By  /s/  David C. Tucker
               Deborah E. Bielicke, Assistant Vice President


            THOMAS H. BAILEY

            By  /s/  Deborah E. Bielicke
               Deborah E. Bielicke

               Under Power of Attorney dated 6/30/97
               On File with Schedule 13G for
               CommNet Cellular, Inc. 7/9/97
Page 10 of 10 pages